82-3123

BOMBARDIER

PRESS RELEASE

04046731

HEADS OF BOMBARDIER TRANSPORTATION AND BOMBARDIER AEROSPACE JOIN LAURENT BEAUDOIN IN BOMBARDIER'S NEW OFFICE OF THE PRESIDENT

PAUL TELLIER LEAVES THE CORPORATION

Montréal, Dec. 13, 2004 - Bombardier announced today that the Board of Directors has created a new Office of the President that will regroup strategic and executive management responsibilities around the Executive Chairman of the Board and the Presidents of the Aerospace and Transportation groups, the Corporation's two main operating units. Mr. Paul Tellier leaves his position of President and Chief Executive Officer as well as director of the Corporation, effective immediately.

The change in management structure, approved by the Board of Directors today, was initiated on the recommendation of the Human Resources and Compensation Committee of the Board based on Mr. Tellier's stated preference to leave the Corporation when his contract, which has only one year to run, expires.

"I understand the Board's concern that I would not be there for the long term to develop and execute strategies, and the need to reshape the management structure at this time," said Paul Tellier. "I leave with the satisfaction of having done what needed to be done as a first step before the Corporation could focus on developing new avenues of value creation. I would like to thank the dedicated employees for their friendship and unfailing support."

"The Corporation hired Mr. Tellier as an agent of change and he has delivered" said Mr. Laurent Beaudoin. "Considering the evolution of the business and our challenges at this point, the Corporation has come to an agreement with Mr. Tellier and I am pleased that we are parting ways on good terms. We thank him for his contribution to the evolution of our Corporation," said Laurent Beaudoin.

The new Office of the President will provide continuity of leadership while the Corporation assesses and implements its medium to long-term strategy. The Executive Chairman will focus on the development of the Corporation's overall strategic direction while the heads of the Aerospace and Transportation groups are fully empowered to lead their businesses. In accordance with Bombardier's administrative resolutions, the Executive Chairman will assume the responsibility of Chief Executive Officer.

As Executive Chairman, Laurent Beaudoin will chair the Office of the President. He will be joined by Mr. André Navarri, President of Bombardier Transportation and Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace each of whom has been appointed Executive Vice President of Bombardier Inc. André Navarri and Pierre Beaudoin will also sit as Directors of the Corporation.

Mr. James E. Perrella will continue to be lead director and all other directors remain on the Board except for Mr. Michael McCain and Mrs. Jalynn H. Bennett who tendered their resignations.

Bombardier Capital will report to Mr. Pierre Alary, Chief Financial Officer of the Corporation.

The Board of Directors expressed its gratitude to Paul Tellier for the progress accomplished in the last two years, including a major restructuring of the balance sheet through an equity issue of over $1.2 billion in early 2003, the sale of Bombardier Recreational Products, the sale of the Defence Services unit and of the Belfast City Airport. The restructuring plan put in place by Tellier at the group level will continue to be vigorously implemented.

"During the past two decades, Bombardier became a leader in each of its markets," said Laurent Beaudoin. "With the support of the Board and of our corporate office team, I will be reviewing all strategic avenues to ensure our continuing leadership and to enhance shareholder value. For their part, the Presidents of our Transportation and Aerospace groups will lead their business units so as to achieve their full profit potential."

Pierre Beaudoin was appointed President and Chief Operating Officer, Bombardier Aerospace, on Oct. 16, 2001. He previously held the position of President, Bombardier Aerospace, Business Aircraft. For eight years, he was President and Chief Operating Officer, Bombardier Recreational Products.

André Navarri was appointed President of Bombardier Transportation in February 2004. Prior to joining Bombardier, Navarri had been President of Operations at Alcatel, where he was responsible for manufacturing operations, purchasing, business processes, information systems and quality. He is former Chairman and Chief Executive Officer of automotive component supplier Valeo SA; he spent a large part of his career with Alstom, culminating in his appointment to President of the transportation division in 1996.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Dominique Dionne
Vice President, Communications
+1 514 861-9481
www.bombardier.com